UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of April 2004

KT Corporation

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant

by furnishing the information contained in this

form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under

the Securities Exchange Act of 1934.)

Yes  ☐    No  ☒

KT CORPORATION

Financial Statements

December 31, 2002 and 2003

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

The Board of Directors and Stockholders

KT Corporation:

We have audited the accompanying balance sheets of KT Corporation (the Company) as of December 31, 2002 and 2003, and the related statements of earnings, appropriation of retained earnings and cash flows for the years then ended, all expressed in Korean Won. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of (1) KT Freetel Co., Ltd. (“KTF”), a 40.3% and 46.9% owned subsidiary at December 31, 2002 and 2003, respectively, as of and for the years ended December 31, 2002 and 2003, and (2) KTICOM Co., Ltd. (“KTICOM”), a 87.3% owned (all indirectly owned by KTF) subsidiary at December 31, 2002, as of and for the year ended December 31, 2002, which was merged into KTF on March 6, 2003. Those financial statements were audited by other auditors whose reports have been furnished to us, and our report, insofar as it relates to the amounts included for KTF and KTICOM, is based solely on the reports of the other auditors.

We conducted our audits in accordance with the Auditing Standards, as established by the Financial Supervisory Commission of the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2003, and the results of its operations, the changes in its retained earnings, and its cash flows for the years then ended in accordance with the Financial Accounting Standards, as established by the Financial Supervisory Commission of the Republic of Korea.

The accompanying financial statements as of and for the year ended December 31, 2003 have been translated into United States dollars solely for the convenience of the reader and have been translated on the basis set forth in note 3 to the financial statements.

Without qualifying our opinion, we draw attention to the following:

As discussed in note 2(a) to the financial statements, accounting principles and auditing standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about Korean accounting procedures and auditing standards and their application in practice.

As discussed in note 2(a) to the financial statements, effective on January 1, 2003, the Company adopted Statements of Korea Accounting Standards No. 2 through No. 9. In accordance with these standards, the cumulative effects on prior years were adjusted to the beginning balance of retained earnings. In addition, certain accounts of prior year financial statements were reclassified to conform to the current year’s presentation.

As discussed in note 10 to the financial statements, the Company’s revenues earned from and expenses incurred as a result of transactions with its affiliates for the year ended December 31, 2003 amounted to ~~W~~521,219 million and ~~W~~817,486 million, respectively, and accounts receivable and accounts payable with affiliates and convertible notes of KTF as of December 31, 2003, aggregated ~~W~~63,056 million, ~~W~~223,399 million and ~~W~~327,240 million, respectively. In addition, as of December 31, 2003, the Company provided payment guarantees aggregating ~~W~~61,902 million for certain affiliates’ indebtedness and contract performance.

As discussed in notes 20 and 23 to the financial statements, during 2003 the Company retired 24,228,259 shares of treasury stock obtained through an equity swap with SK Telecom Co., Ltd. and purchases on the open market by a charge to retained earnings. Upon retirement of the treasury stock, the number of shares of the Company’s common stock issued decreased from 309,077,659 to 284,849,400.

As discussed in notes 17 and 26 to the financial statements, in September 2003, the Company offered a voluntary early retirement plan (the “Plan”) to its employees. Under the terms of the Plan, employees participating in the Plan would receive additional amounts of retirement and severance benefits. For the year ended December 31, 2003, the Company recorded costs of ~~W~~831,535 million related to this Plan.

KPMG Samjong Accounting Corp.

Seoul, Korea

February 4, 2004

This report is effective as of February 4, 2004, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

KT CORPORATION

Balance Sheets

December 31, 2002 and 2003

(In millions of won and U.S. dollars)

	2002	2003	2003 (note 3)
Assets
Current assets:
Cash and cash equivalents (notes 4 and 19)	~~W~~ 853,338	653,744	$548.4
Short-term financial instruments (note 5)	155,699	2,877	2.4
Current portion of investment securities (note 8):
Available-for-sale securities	853,281	276,444	231.9
Held-to-maturity securities	218	332	0.3
Notes and accounts receivable – trade, less allowance for doubtful accounts of ~~W~~255,783 in 2002 and ~~W~~463,910 in 2003 (notes 10 and 19)	2,033,933	1,842,559	1,545.9
Accounts receivable – other, less allowance for doubtful accounts of ~~W~~45,681 in 2002 and ~~W~~51,848 in 2003 (notes 10 and 19)	762,208	267,866	224.7
Inventories (note 6)	80,423	156,918	131.6
Other current assets (notes 7 and 19)	186,819	159,751	134.0

Total current assets	4,925,919	3,360,491	2,819.2

Investment securities:
Available-for-sale securities (notes 8 and 10)	572,702	480,880	403.4
Held-to-maturity securities (note 8)	3,239	3,313	2.8
Equity securities of affiliates (note 9)	2,795,681	3,168,077	2,657.8

Total investment securities	3,371,622	3,652,270	3,064.0

Property, plant and equipment, at cost (note 11)	33,864,223	34,571,075	29,002.6
Less accumulated depreciation	(22,054,326)	(23,325,504)	(19,568.4)

Net property, plant and equipment	11,809,897	11,245,571	9,434.2

Other assets (notes 10, 12, 19 and 27)	1,653,679	1,314,849	1,103.1

Total Assets	~~W~~21,761,117	19,573,181	$16,420.5

See accompanying notes to financial statements.

KT CORPORATION

Balance Sheets, Continued

December 31, 2002 and 2003

(In millions of won and U.S. dollars, except share data)

	2002		2003	2003 (note 3)
Liabilities and Stockholders’ Equity
Current liabilities:
Notes and accounts payable – trade (notes 10 and 19)	~~W~~	940,120	893,309	$749.4
Short-term borrowings (note 13)		500,000	250,000	209.7
Current portion of long-term debt (notes 15 and 19)		1,045,791	1,054,287	884.5
Accounts payable – other		799,305	648,133	543.7
Advance receipts from customers		109,968	86,215	72.3
Accrued expenses (note 10)		172,741	141,824	119.0
Withholdings		61,264	68,365	57.4
Income taxes payable		415,996	181,456	152.2
Other current liabilities (notes 10 and 14)		143,489	168,418	141.3

Total current liabilities		4,188,674	3,492,007	2,929.5
Long-term debt, excluding current portion (notes 15 and 19)		7,562,490	7,711,004	6,469.0
Refundable deposits for telephone installation (notes 10 and 16)		1,536,738	1,229,712	1,031.6
Retirement and severance benefits, net (note 17)		334,792	197,918	166.0
Other long-term liabilities (notes 10 and 18)		147,848	129,932	109.0

Total liabilities		13,770,542	12,760,573	10,705.1

Stockholders’ equity:
Common stock of ~~W~~5,000 par value (note 20)
Authorized – 1,000,000,000 shares
Issued – 309,077,659 shares in 2002 and 284,849,400 shares in 2003		1,560,998	1,560,998	1,309.6
Capital surplus (note 21)		1,440,258	1,440,258	1,208.3
Retained earnings:
Appropriated (note 22)		6,442,265	8,025,854	6,733.1
Unappropriated (deficit)		1,916,476	(249,963)	(209.7)
Capital adjustments:
Unrealized gains (losses) on available-for-sale securities (note 8)		742,806	(44,134)	(37.0)
Unrealized gains on equity securities of affiliates (note 9)		6,532	53,105	44.6
Stock options (note 30)		103	5,479	4.6
Treasury stock (note 23)		(4,112,225)	(3,962,598)	(3,324.3)
Loss on retirement of treasury stock		(6,638)	(16,391)	(13.8)

Total stockholders’ equity		7,990,575	6,812,608	5,715.4

Commitments and contingencies (note 24)

Total liabilities and stockholders’ equity	~~W~~	21,761,117	19,573,181	$16,420.5

See accompanying notes to financial statements.

KT CORPORATION

Statements of Earnings

Years ended December 31, 2002 and 2003

(In millions of won and U.S. dollars, except earnings per share)

	2002		2003	2003 (note 3)
Operating revenues (notes 10 and 25)	~~W~~	11,746,243	11,574,549	$9,710.2
Operating expenses (notes 10 and 26)		9,914,779	10,331,405	8,667.3

Operating income		1,831,464	1,243,144	1,042.9

Other income (expense) (note 10):
Interest income		53,890	78,670	66.0
Interest expense		(425,482)	(432,200)	(362.6)
Equity in losses of affiliates (note 9)		(107,212)	(155,320)	(130.3)
Dividend income		6,862	15,198	12.8
Foreign currency transactions and translation gain (loss), net		96,430	(20)	0.0
Loss on disposition of inventories, net		(8,096)	(43)	0.0
Loss on disposition of property, plant and equipment, net		(65,382)	(53,594)	(45.0)
Gain on disposition of available-for-sale securities, net (note 8)		1,190,231	775,266	650.4
Impairment loss on available-for-sale securities (note 8)		—	(39,607)	(33.2)
Contributions received for losses on universal telecommunications services (note 33)		143,199	66,065	55.4
Contribution payments for research and development and donations (notes 24 and 32)		(125,907)	(168,685)	(141.5)
Prior year’s income tax refund (additional payment) (note 27)		5,273	(61,835)	(51.9)
Other, net		20,348	22,630	18.9

		784,154	46,525	39.0

Earnings before income taxes		2,615,618	1,289,669	1,081.9
Income taxes (note 27)		651,801	459,603	385.5

Net earnings	~~W~~	1,963,817	830,066	$696.4

Basic earnings per share of common stock in won and U.S. dollars (note 28)	~~W~~	7,569	3,841	$3.2

Diluted earnings per share of common stock in won and U.S. dollars (note 28)	~~W~~	6,657	3,344	$2.8

See accompanying notes to financial statements.

KT CORPORATION

Statements of Appropriation of Retained Earnings

Years ended December 31, 2002 and 2003

Date of Appropriation for 2002 :	March 14, 2003
Date of Proposed Appropriation for 2003 :	March 12, 2004

(In millions of Won and U.S. dollars)

	2002		2003	2003 (note 3)
Unappropriated retained earnings (accumulated deficit):
Balance at beginning of year	~~W~~	120,000	120,000	$100.7
Cumulate effect of an accounting change (note 2(a))		—	(1,530)	(1.3)
Net earnings for the year		1,963,817	830,066	696.4
Retirement of treasury stock (notes 20 and 23)		(167,341)	(1,198,499)	(1,005.5)

		1,916,476	(249,963)	(209.7)

Transfers from reserves to be recorded in the subsequent year (note 22):
Reserve for technology and human resources development		3,333	3,334	2.8
Reserve for social overhead capital		20,000	3,333	2.8
Reserve for business expansion		—	2,587,325	2,170.6

Unappropriated retained earnings available for appropriation		1,939,809	2,344,029	1,966.5

Appropriations to be recorded in the subsequent year (note 22):
Reserve for business rationalization		250,315	—	—
Reserve for business expansion		1,356,607	—	—
Cash dividends (note 29)		212,887	421,517	353.7

		1,819,809	421,517	353.7

Unappropriated retained earnings to be carried over to subsequent year	~~W~~	120,000	1,922,512	$1,612.8

See accompanying notes to financial statements.

KT CORPORATION

Statement of Cash Flows

Years ended December 31, 2002 and 2003

(In millions of won and U.S. dollars)

	2002		2003	2003 (note 3)
Cash flows from operating activities:
Net earnings	~~W~~	1,963,817	830,066	$696.4
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation		2,662,653	2,457,584	2,061.7
Amortization		51,784	56,715	47.6
Provision for doubtful notes and accounts receivable – trade		156,464	301,107	252.6
Provision for doubtful notes and accounts receivable – other		19,441	18,885	15.8
Provision for retirement and severance benefits		243,687	1,038,868	871.5
Loss on disposition of property, plant and equipment		65,382	53,594	45.0
Gain on foreign currency translation, net		(97,614)	(223)	(0.2)
Gain on disposition of available-for-sale securities		(1,190,231)	(775,266)	(650.4)
Impairment loss on available-for-sale securities		—	39,607	33.2
Equity in losses of affiliates		107,212	155,320	130.3
Deferred income tax expense		155,687	74,681	62.6
Changes in assets and liabilities:
Increase in notes and accounts receivable – trade		(570,698)	(61,732)	(51.8)
Increase in accounts receivable – other		(77,636)	(48,279)	(40.5)
Increase in inventories		(173,689)	(163,815)	(137.4)
Decrease in prepaid expenses		1,122	6,353	5.3
Decrease (increase) in other current assets		10,900	(8,101)	(6.8)
Increase (decrease) in notes and accounts payable – trade		4,927	(46,812)	(39.3)
Increase (decrease) in accounts payable – other		352,262	(151,762)	(127.3)
Increase (decrease) in withholdings		(107,784)	7,100	6.0
Increase (decrease) in advance receipts from customers		7,109	(23,753)	(19.9)
Decrease in accrued expenses		(19,011)	(30,918)	(25.9)
Increase (decrease) in income taxes payable		235,169	(242,729)	(203.6)
Increase in other current liabilities		99,135	14,839	12.4
Payment of retirement and severance benefits		(29,831)	(1,001,154)	(839.9)
Increase in severance benefits insurance deposit		(320,000)	(174,588)	(146.5)
Other, net		71,679	65,780	55.3

Net cash provided by operating activities		3,621,936	2,391,367	2,006.2

See accompanying notes to financial statements.

KT CORPORATION

Statement of Cash Flows, Continued

Years ended December 31, 2002 and 2003

(In millions of won and U.S. dollars)

	2002		2003	2003 (note 3)
Cash flows from investing activities:
Purchases of property, plant and equipment	~~W~~	(2,145,210)	(2,083,370)	$(1,747.8)
Proceeds from sale of property, plant and equipment		46,425	95,154	79.8
Decrease in accounts receivable – other (notes 8 and 10)		—	527,954	442.9
Decrease (increase) in other assets		(790,458)	325,166	272.8
Decrease (increase) of short-term financial instruments		(68,040)	152,822	128.2
Purchases of available-for-sale securities		(547,606)	(293,293)	(246.1)
Purchase of held-to-maturity securities		(575)	(587)	(0.4)
Purchases of equity securities of affiliates		—	(482,673)	(404.9)
Proceeds from sale of available-for-sale securities		360,992	186,710	156.6
Proceeds from maturity on held-to-maturity securities		392	400	0.3
Proceeds from sale of equity securities of affiliates		589,901	—	—

Net cash used in investing activities		(2,554,179)	(1,571,717)	(1,318.6)

Cash flows from financing activities:
Increase (decrease) in short-term borrowings		101,085	(250,000)	(209.7)
Repayment of long-term debt		(1,345,990)	(1,147,622)	(962.8)
Proceeds from issuance of long-term debt		4,673,137	1,277,171	1071.5
Decrease in refundable deposits for telephone installation		(752,929)	(307,026)	(257.6)
Reacquisition of treasury stock		(3,401,186)	(412,248)	(345.8)
Proceeds from sale of treasury stock		—	39,312	32.9
Payment of dividends		(224,955)	(213,308)	(178.9)
Other, net		522	(5,523)	(4.6)

Net cash used in financing activities		(950,316)	(1,019,244)	(855.0)

Net increase (decrease) in cash and cash equivalents		117,441	(199,594)	(167.4)
Cash and cash equivalents at beginning of year		735,897	853,338	715.8

Cash and cash equivalents at end of year	~~W~~	853,338	653,744	$548.4

See accompanying notes to financial statements.

KT CORPORATION

Notes to Financial statements

December 31, 2002 and 2003

(1)	Organization and Description of the Business

KT Corporation (“KT” or the “Company”) commenced operation on January 1, 1982 through the segregation of specified operations from the Korean Ministry of Information and Communication (the “MIC”) for the purpose of contributing to the convenience in national life and improvement of public welfare through rational management of the public telecommunications business and improvement of telecommunications technology under the Korea Telecom Act.

Upon the repeal of the Korea Telecom Act as of October 1, 1997, KT became a government invested institution regulated by the Korean Commercial Code and changed its name from Korea Telecom to Korea Telecom Corp. pursuant to an amendment to its Articles of Incorporation. Shares of KT were listed on the Korea Stock Exchange on December 23, 1998. KT issued 24,282,195 additional shares on May 29, 1999 and issued American Depository Shares (“ADS”) representing these new shares and government owned shares. On July 2, 2001, additional ADS representing 55,502,161 government-owned shares were issued.

The Korean government has gradually reduced its ownership interest in the Company since 1993 and completed the disposition of all of its equity interest in the Company on May 24, 2002. On March 22, 2002, the Company changed its name from Korea Telecom Corp. to KT Corporation.

Under Korean law, the MIC and other government entities have extensive authority to regulate KT. The MIC has responsibility for approving rates for local service and interconnection provided by KT. Beginning in January 1998, KT is allowed to set its own rates for domestic long-distance service, international long-distance service and other services without approval from the MIC.

In recent years, KT has been subjected to increasing competition as a result of the government’s issuance of additional licenses to create competition in the telecommunications market and to foster new telecommunications business areas. Additionally, in June 1997, the MIC awarded a license to a second carrier to provide local telephone service. This new carrier commenced operations in 1999. A third carrier commenced international long-distance service in 1997 and domestic long-distance service in 1999. The entry of these new carriers into the local and long-distance telephone service markets has had, and is expected to continue to have, a negative impact on KT’s telephone service revenues and profitability.

(2)	Summary of Significant Accounting Policies and Basis of Presenting Financial Statements

(a)	Basis of Presenting Financial Statements

The accompanying financial statements have been extracted from KT’s Korean language financial statements that were prepared using accounting principles, procedures and reporting practices generally accepted in the Republic of Korea (“Korean GAAP”). The financial statements have been translated from those issued in the Korean language into the English language, and have been modified to allow for the formatting of the financial statements in a manner which is different from the presentation under Korean financial statements practices. In addition, certain modifications have been made in the accompanying financial statements to bring the formal presentation into conformity with practices outside of Korea, and certain information included in the Korean language statutory financial statements, which management believes is not required for a fair presentation of KT’s financial position or results of operations, is not presented in the accompanying financial statements. Accordingly, the accompanying financial statements and their utilization are not designed for those who are not informed about Korean accounting principles, procedures and practices and furthermore are not intended to present the financial position and results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea.

KT CORPORATION

Notes to Financial statements, Continued

(2)	Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

(a)	Basis of Presenting Financial Statements, Continued

The accompanying financial statements include only the accounts of KT, and do not consolidate the accounts of any of KT’s subsidiaries (see note 9). Instead, these entities are accounted for under the equity method of accounting.

In addition, effective January 1, 2003, the Company adopted Statements of Korea Accounting Standards No. 2 through No. 9. In accordance with these standards, a cumulative effect on prior years is adjusted to retained earnings. Therefore, the Company adjusted organization costs of ~~W~~1,530 million to the retained earnings. In addition, certain amounts in prior year’s financial statements were reclassified to conform to the current year’s presentation. These reclassifications did not result in any change to reported net earnings except for the adoption of Statement of Korea Accounting Standards (SKAS) No.6, “Events Occurring After the Balance Sheet Date.” As a result of adopting SKAS No. 6, stockholders’ equity as of December 31, 2002 increased by ~~W~~212,887 million. The amount represents the dividends recorded in 2002 but not yet approved. Under the new standard, for comparative purposes, this amount was retroactively adjusted as of December 31, 2002.

(b)	Cash Equivalents

The Company considers short-term financial instruments with maturities of three months or less at the acquisition date to be cash equivalents.

(c)	Financial Instruments

Short-term financial instruments are instruments handled by financial institutions which are held for short-term cash management purposes or will mature within one year, including time deposits, installment savings deposits and restricted bank deposits.

(d)	Allowance for Doubtful Accounts

Notes and trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing notes and accounts receivable. The Company determines the allowance for doubtful notes and accounts receivable based on an analysis of portfolio quality and historical write-off experience. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

(e)	Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined by the moving-average cost method, except for materials in transit for which cost is determined by the specific identification method. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated selling cost. When the net realizable value of inventory is less than the acquisition cost, the carrying amount is reduced to net realizable value.

(f)	Investments in Securities

Effective January 1, 2003, the Company adopted Statement of Korea Accounting Standards (SKAS) No. 8, “Investments in Securities”. In accordance with this standard, certain debt and equity securities should be classified into one of the three categories of held-to-maturity, available-for-sale, or trading securities at the time of acquisition and such determination should be reassessed at each balance sheet date. Investments in debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity. Securities that are bought and held principally for the purpose of selling them in the near term (thus held for only a short period of time) are classified as trading securities. Trading generally reflects active and frequent buying and selling, and trading securities are generally used to generate profit on short-term differences in price. Investments not classified as either held-to-maturity or trading securities are classified as available-for-sale securities.

KT CORPORATION

Notes to Financial statements, Continued

(2)	Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

(f)	Investments in Securities, Continued

Trading securities are carried at fair value, with unrealized holding gains and losses included in earnings. Available-for-sale securities are carried at fair value, with unrealized holding gains and losses reported as a capital adjustment. Investments in equity securities that do not have readily determinable fair values are stated at cost. Declines in value judged to be other-than-temporary on available-for-sale securities are charged to current results of operations. Realized gains and losses are determined using the specific identification method based on the trade date of a transaction. Investments in debt securities that are classified into held-to-maturity are reported at amortized cost at the balance sheet date and such amortization is included in interest income.

Marketable securities are at the quoted market prices as of the year end. Non-marketable debt securities are recorded at the fair values derived from the discounted cash flows by using an interest rate deemed to approximate the market interest rate. The market interest rate is determined by the issuers’ credit rate announced by the accredited credit rating agencies in Korea. Beneficiary certificates which are securities indicating beneficiary rights on certain investment securities held by the investment management companies are recorded at fair value as determined by the investment management companies.

Trading securities are classified as current assets, whereas available-for-sale securities and held-to-maturity securities are classified as long-term investments. However, available-for-sale securities, whose maturity dates are due within one year from the balance sheet date or whose likelihood of being disposed of within one year from the balance sheet date is probable, are classified as current assets. Likewise, held-to-maturity securities whose maturity dates are due within one year from the balance sheet date are classified as current assets.

As allowed by this standard, certain amounts in the prior year financial statements were reclassified to conform to the current year presentation.

(g)	Investment Securities under the Equity Method of Accounting

For investments in companies, whether or not publicly held, under the Company’s significant influence, the Company utilizes the equity method of accounting. Significant influence is generally deemed to exist if the Company can exercise influence over the operating and financial policies of an investee. The ability to exercise that influence may be indicated in several ways, such as the Company’s representation on its board of directors, the Company’s participation in its policy making processes, material transactions with the investee, interchange of managerial personnel, or technological dependency. Also, if the Company owns directly or indirectly 20% or more of the voting stock of an investee, the Company generally presumes that the investee is under significant influence.

Under the equity method of accounting, the Company’s initial investment is recorded at cost and is subsequently increased to reflect the Company’s share of the investee income and reduced to reflect the Company’s share of the investee losses or dividends received. Any excess in the Company’s acquisition cost over the Company’s share of the investee’s identifiable net assets is generally recorded as goodwill or other intangibles and amortized by the straight-line method over the estimated useful life. The amortization of goodwill is recorded against the equity income (losses) of affiliates. When events or circumstances indicate that carrying amount may not be recoverable, the Company reviews goodwill for impairment.

Under the equity method of accounting, the Company does not record its share of losses of an affiliate or subsidiary not consolidated when such losses would make the Company’s investment in such entity less than zero unless the Company has guaranteed obligations of the investee or is otherwise committed to provide additional financial support.

KT CORPORATION

Notes to Financial statements, Continued

(2)	Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

(h)	Property, Plant and Equipment

Property, plant and equipment are stated at cost. Improvements that significantly extend the life of an asset or add to its productive capacity are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred. Property, plant and equipment contributed by the government on January 1, 1982 are stated at net revalued amounts.

Prior to January 1, 2003, the Company capitalized interest costs, discounts and other financial charges, including certain foreign exchange transaction gains and losses, on all borrowings, incurred prior to completion of the acquisitions, as part of the cost of qualifying assets. However, effective January 1, 2003, the Company adopted Statement of Korea Accounting Standards No. 7, “Capitalization of Financing Costs.” In accordance with this standard, the Company elected to no longer capitalize interest costs, discounts and other financial charges, including certain foreign exchange transaction gains and losses on all borrowings. For the year ended December 31, 2002, financing costs of ~~W~~49,736 million were capitalized.

Depreciation is computed by the declining-balance method (except for buildings, structures, underground access to cable tunnels, and concrete and steel telephone poles that are depreciated using the straight-line method) based on the following estimated useful lives of the related units of property:

Estimated useful lives (years)
Buildings and structures	5-60
Machinery and equipment:
Underground access to cable tunnels, and concrete and steel telephone poles	20-40
Other	3-15
Vehicles	3-10
Tools, furniture and fixtures:
Steel safe boxes	20
Tools, computer equipments, furniture and fixtures	2-8

(i)	Contributions Received for Capital Expenditures

Contributions received for capital expenditures are reflected as a reduction from the acquisition cost of the acquired assets and, accordingly, reduce depreciation expense related to the acquired assets over their useful lives. Contributions received, which have yet to be disbursed for capital expenditures, are presented as a deduction of received assets.

(j)	Long-Lived Assets

Long-lived assets generally consist of property, plant and equipment and other intangible assets. The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In addition, the Company evaluates its long-lived assets for impairment each year as part of its annual forecasting process. An impairment loss would be considered when estimated undiscounted future net cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets.

(k)	Intangible Assets

Intangible assets, consisting of rights to exclusive usage and deferred development costs, are stated at cost less accumulated amortization. Amortization is computed by the straight-line method over periods which range from 3 to 50 years. The Company has monopolistic and exclusive rights to control buildings and facilities utilization and copyrights by contract or related laws. Accordingly, the Company amortizes those intangible assets over the period of 30 or 50 years based on contract or related laws.

KT CORPORATION

Notes to Financial statements, Continued

(2)	Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

(k)	Intangible Assets, Continued

The Company charges research and development costs to expense as incurred. However, the costs which are recoverable from future earnings are deferred and amortized over their estimated useful lives. In addition, the internal software development costs, after technological feasibility test, such as those associated with Broadband Integrated Services Digital Network (B-ISDN), Integrated Customer Information System (ICIS) and Enterprise Resource Planning (ERP), are accounted for as intangible assets and amortized by the straight-line method over their estimated economic useful lives from 3 to 6 years.

The Company incurred research and development costs of ~~W~~252,177 million and ~~W~~286,004 million, including deferred amounts of ~~W~~19,150 million and ~~W~~53,824 million for the years ended December 31, 2002 and 2003, respectively.

(l)	Valuation of Receivables and Payables at Present Value

Receivables and payables arising from long-term installment transactions and other similar transactions are stated at present value and the difference between the nominal value and present value is deducted directly from the nominal value of related receivables or payables and is amortized using the effective interest method over the installment or redemption period. The amount amortized is included in interest expense or interest income.

(m)	Convertible Notes and Bonds with Warrants

Effective January 1, 2003, the Company adopted Statement of Korea Accounting Standards No. 9, “Convertible Securities” related to convertible bonds, bonds with warrants and convertible preferred stock, which requires the separate recognition of the convertible features and warrant rights. However, as allowed by the transition clause of the Statement, the Company recognizes interest expense on convertible notes and bonds with warrants as determined using the effective interest method, and amortization of a redemption premium is recorded as long-term accrued interest expense.

(n)	Retirement and Severance Benefits

Employees who have been with the Company for more than one year are entitled to lump sum payments based on current rates of pay and length of service when they leave the Company. The Company’s estimated liability under the plan which would be payable if all employees left on the balance sheet date is accrued in the accompanying balance sheets. A portion of the liability is covered by an employees’ severance pay insurance where the employees have a vested interest in the deposit with the insurance company. The deposit for severance benefit insurance is, therefore, reflected in the accompanying balance sheets as a deduction from the liability for retirement and severance benefits.

(o)	Customer Call Bonus Program

The Company records an estimated liability for the marketing cost associated with providing gifts under the customer call bonus program when call bonus points are earned. The liability is recorded in other long-term liabilities on the accompanying balance sheets. The liability is adjusted periodically based on points earned, points redeemed, and changes in estimated costs.

KT CORPORATION

Notes to Financial statements, Continued

(2)	Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

(p)	Contingent Liabilities

Contingent losses are generally recognized as a liability when probable and reasonably estimable.

(q)	Revenue Recognition

Operating revenues are recognized on a service-rendered basis. Revenues from public telephone cards are recognized when the cardholder places a call. Sales and cost of sales of Personal Communication Service (“PCS”) handsets are recognized when delivered to the customer.

Prior to April 15, 2001, customers could choose between alternative plans for initiating basic telephone services. Under these alternatives, customers could elect to place a fully refundable deposit (which is reflected as a liability) or pay a reduced non-refundable service initiation fee (which is included in operating revenues). Prior to this change, all customers were required to place fully refundable deposits.

Effective April 15, 2001, the Company revised the telephone installation deposit system. Under the revised system, new customers are required to pay a non-refundable service initiation fee. The non-refundable service initiation fee is included in operating revenues.

Effective January 1, 2003, the Company adopted Statement of Korea Accounting Standards No. 4, “Revenue Recognition,” clarifying existing standards regarding revenue recognition. The Company’s current policy for revenue recognition is not significantly different from the requirements of this statement.

(r)	Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Korean won at the balance sheet date. Unrealized foreign currency translation gains and losses on monetary assets and liabilities are included in current results of operations. As of December 31, 2002 and 2003, monetary assets and liabilities denominated in foreign currencies are translated into Korean won at ~~W~~1,200.4 to US$1 and ~~W~~1,197.8 to US$1, respectively, that are permitted by the Financial Accounting Standards. Non-monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated into Korean won at the foreign exchange rate at the date of the transaction.

Prior to January 1, 2003, the Company accounted for foreign exchange translation gains and losses on all borrowings, capitalizing financing costs, as part of the cost of assets. However, the Company adopted Statement of Korea Accounting Standards No. 7, “Capitalization of Financing Costs,” effective January 1, 2003. In accordance with this standard, all foreign exchange translation gains and losses are included in the results of operations.

Foreign currency assets and liabilities of foreign-based operations and companies accounted for using the equity method are translated at current rate of exchange at the balance sheet date while profit and loss items in the statement of earnings are translated at average rate and capital account at historical rate. The translation gains and losses arising from collective translation of the foreign currency financial statements of foreign-based operations are offset and the balance is accumulated as a capital adjustment.

(s)	Derivatives

Derivative instruments, regardless of whether they are entered into for trading or hedging purposes, are valued at fair value. Derivative contracts not meeting the requirements for hedge accounting treatment are classified as trading contracts with the changes in fair value included in current operations.

KT CORPORATION

Notes to Financial statements, Continued

(2)	Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

(s)	Derivatives, Continued

Derivative financial instruments used for hedging purposes are accounted for in a manner consistent with the accounting treatment appropriate for the transactions being hedged or associated with such contracts. The instruments are valued at fair value when underlying transactions are valued at fair value, and resulting unrealized valuation gains or losses are recorded in current results of operations. For instruments that are not valued at fair value, unrealized valuation gains or losses are recognized at the time of settlement.

(t)	Leases

The Company accounts for and classifies its lease transactions as either an operating or capital lease, depending on the terms of the lease under Korean Lease Accounting Standards If a lease is substantially noncancellable and meets one or more of the criteria listed below, the present value of future minimum lease payments is reflected as an obligation under capital lease.

•	Ownership of the leased property shall be transferred to the lessee at the end of the lease term without additional payment or for a contract price.

•	The lease has a bargain purchase option.

•	The lease term is equal to 75% or more of the estimated economic useful life of the leased property.

•	The present value at the beginning of the lease term of the minimum lease payments equals or exceeds 90% of the fair value of the leased property.

•	If the above criteria are not met, the lease is classified as an operating lease with lease payments expensed as incurred.

(u)	Income Taxes

Income tax expense or benefit on earnings includes both current and deferred taxes. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted at the balance sheet date. Deferred tax is provided using the asset and liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. However, deferred taxes are not recognized for temporary differences related to unrealized gains and losses on available-for-sale securities that are reported in a separate component of stockholders’ equity. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period of the expected enactment date.

A deferred tax asset is recognized only to the extent that it is probable that such deferred tax asset is recoverable in a future period. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(v)	Stock Options

The stock option program allows the Company’s officers to acquire shares of the Company. The option exercise price is generally fixed above the market price of underlying shares at the date of the grant. The Company values stock options based upon an option-pricing model (Black-Scholes model) under the fair value method and recognizes this value as an expense over the period in which the options vest.

KT CORPORATION

Notes to Financial statements, Continued

(2)	Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

(v)	Stock Options, Continued

When the options are exercised, equity is increased by the amount of the proceeds received and the values of the options exercised, and by crediting capital surplus. When stock options are forfeited because the specified vesting requirements are not satisfied, previously recognized compensation costs and corresponding capital adjustment accounts are reversed to earnings. When stock options expire unexercised, previously recognized compensation costs and corresponding capital adjustment accounts are reversed to other capital surplus.

(w)	Dividends Payable and Appropriation of Retained Earnings

Effective January 1, 2003, the Company adopted Statement of Korea Accounting Standards No. 6, “Events Occurring After the Balance Sheet Date”. Under this standard, dividends are not recorded until approved by the shareholders. As a result, the Company adjusted stockholder’s equity as of December 31, 2002 by ~~W~~212,887 million. The amount represents the dividends payable recorded in 2002. In addition, appropriated retained earnings as of December 31, 2002 decreased by ~~W~~1,583,589 million while unappropriated retained earnings increased by the same amount because the amount of appropriations was declared by the Company but not yet approved at the shareholders’ meeting. Under the new standard, for the comparative purposes, these amounts were retroactively adjusted as of December 31, 2002.

(x)	Earnings Per Share

Basic earnings per common share are calculated by dividing net earnings available to common stock by the weighted-average number of shares of common stock holders outstanding during each period. Diluted earnings per share are calculated by dividing net earnings plus interest expenses, net of tax, of the convertible notes available to common stock holders by the weighted-average number of shares of common stock outstanding adjusted to include the potentially dilutive effect of the convertible notes.

(y)	Use of Estimates

The preparation of financial statements in conformity with Korean GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(z)	Application of the Statements of Korea Financial Accounting Standards

The Korean Accounting Standards Board (“KASB”) has published a series of Statements of Korea Accounting Standards (“SKAS”), which will gradually replace the existing financial accounting standards, established by the Korea Financial Supervisory Board. SKAS No. 2 through No. 9 were adopted by the Company as of January 1, 2003. SKAS No. 10 “Inventories,” No. 12 “Construction-Type Contracts,” and No. 13 “Troubled Debt Restructuring” become effective for the Company on January 1, 2004 according to the effective date set forth by each SKAS. The Company does not expect the adoption of these standards to have a material impact on the financial statements.

(3)	Basis of Translating Financial Statements

The financial statements are expressed in Korean won and, solely for the convenience of the reader, the financial statements as of and for the year ended December 31, 2003, have been translated into United States dollars at the rate of ~~W~~1,192.0 to US$1, the noon buying rate in the City of New York for cable transfers in won as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2003 . The translation should not be construed as a representation that any or all of the amounts shown could be converted into U.S. dollars at this or any other rate.

KT CORPORATION

Notes to Financial statements, Continued

(4)	Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2002 and 2003 are summarized as follows:

	Millions
	2002		2003
Passbook accounts	~~W~~	11,173	48
Cash in transit		610,207	541,918
Time deposits		231,958	111,778

	~~W~~	853,338	653,744

(5)	Restricted Deposits

There are certain amounts included in short-term financial instruments which are restricted in use for expenditures for certain business purposes as of December 31, 2002 and 2003 as follows:

	Millions
	2002		2003
Short-term financial instruments	~~W~~	5,699	2,877

(6)	Inventories

Inventories as of December 31, 2002 and 2003 are summarized as follows:

	Millions
	2002		2003
Construction and repair materials	~~W~~	50,485	42,558
Merchandise		29,938	114,360

	~~W~~	80,423	156,918

(7)	Other Current Assets

Other current assets as of December 31, 2002 and 2003 are summarized as follows:

	Millions
	2002		2003
Current portion of long-term loans to employees	~~W~~	153,255	115,367
Prepaid expenses		12,510	6,157
Prepayments		15,711	20,751
Accrued interest income		2,304	4,237
Refundable deposits		2,321	3,833
Interest rate swap (note 24)		—	2,998
Interest rate swaption (note 24)		—	989
Interest currency swap (note 24)		—	5,083
Short-term loans (note 19)		240	240
Other		478	96

	~~W~~	186,819	159,751

KT CORPORATION

Notes to Financial statements, Continued

(8)	Investments in Securities

Investments in securities as of December 31, 2002 and 2003 are summarized as follows:

(a)	Available-for-sale securities

(i) Equity securities

	Percentage of ownership (%)		Millions
	2002	2003	2002		2003
Current assets:
SK Telecom Co., Ltd. (“SK Telecom”)	4.3	—	~~W~~	853,281	—

Investment assets:
New Skies Satellites N.V.	1.4	1.4	~~W~~	9,246	15,917
Intelsat, Ltd.	0.7	0.7		6,222	6,222
Inmarsat Ventures plc	2.3	2.3		15,015	15,015
Danish Russian Japan Korean Telecommunication Group	10.0	10.0		307	307
Real Telecom Corporation	7.8	7.8		5,191	721
Polytech Adventure Town, Inc.	6.7	6.7		200	200
Korea Software Financial Cooperative	1.4	1.4		1,000	1,000
Korea Information Certificate Authority, Inc.	9.4	9.4		2,000	2,000
K-3-I Co., Ltd.	13.0	13.0		300	300
KT Internal Venture Fund No. 1	89.3	89.3		3,303	3,303
KT Internal Venture Fund No. 2	—	90.0		—	3,000
Mirae Asset Securities Co., Ltd.	4.4	4.4		5,000	5,000
Korea Telecom Venture Fund No. 1	70.0	70.0		14,000	14,000
Sky Life Contents Fund	22.5	22.5		4,500	4,500
ICO Global Communication (Holdings) Limited	0.1	0.1		617	617
Information and Communication Financial Cooperative	0.1	0.1		16	16
Korea Information Technology Fund	23.3	23.3		70,000	70,000
DAEGU Football Club	1.0	1.0		300	300
Kookmin Credit Information Inc. (formerly, National Information & Credit Evaluation, Inc.)	13.0	13.0		1,202	1,202
Korea Electric Engineers Association	—	0.2		—	20

			~~W~~	138,419	143,640

Investments in equity securities above, except for New Skies Satellites N.V., that do not have readily determinable fair values are stated at cost.

KT CORPORATION

Notes to Financial statements, Continued

(8)	Investments in Securities, Continued

(a)	Available-for-sale securities, Continued

(i)	Equity securities, Continued

The Company recognized a ~~W~~4,470 million impairment loss on the investment in Real Telecom Corporation for the year ended December 31, 2003. This charge was related to other-than-temporary declines in the value of the investee company.

The Company and SK Telecom agreed to an equity swap on December 20, 2002 under which each company sold all of the other’s equity shares it held in the other. According to the agreement, the Company exchanged 4,457,635 shares of SK Telecom for 15,454,659 shares of treasury stock plus cash of ~~W~~211,868 million on December 30, 2002. In addition, the Company exchanged 3,809,288 shares of SK Telecom for 14,353,674 shares of treasury stock plus cash of ~~W~~122,679 million on January 10, 2003 and the Company recognized a gain on disposition of available-for-sale securities in the amount of ~~W~~775,241 million for the year ended December 31, 2003.

(ii)	Debt securities

		Millions
	Maturity	2002		2003
Current assets:
Equity-linked securities	2004	~~W~~	—	63,380
Beneficiary certificates	2004		—	213,064

		~~W~~	—	276,444

Investment assets:
Convertible notes of KTF	November 2005	~~W~~	336,789	327,240
Equity-linked securities	2004		97,494	—
Beneficiary certificates	May 2005		—	10,000

		~~W~~	434,283	337,240

The Company invested in convertible notes issued by KT Freetel Co., Ltd. (“KTF”) in 2002. The details are as follows:

Issuance date:	November 29, 2002
Issuance amount (millions):	~~W~~336,200
Nominal interest rate:	1% per annum
Redemption premium:	3% per annum
Maturity date:	November 28, 2005
Conversion price:	~~W~~37,200 per share
Market price of KTF as of December 31, 2003:	~~W~~19,100 per share
Conversion period:	On or after November 30, 2003 through November 28, 2005
Total number of shares convertible into:	9,037,634 shares of KTF

KT CORPORATION

Notes to Financial statements, Continued

(8)	Investments in Securities, Continued

(a)	Available-for-sale securities, Continued

(ii)	Debt securities, Continued

On April 11, 2002, the Company purchased equity-linked securities of ~~W~~132,594 million from Citigroup Global Markets Inc. (“CGMI” and previously called “Saloman Smith Barney Holdings, Inc.”). The equity-linked securities have maturities of 2 and 2.5 years. The value of the equity-linked securities is linked to the weighted-average quoted price of 500,000 shares of SK Telecom stock, whereby the amount payable to the Company from CGMI will be adjusted based on the weighted-average quoted share price of SK Telecom. Generally, if the weighted-average quoted share price of the SK Telecom shares were to fall below ~~W~~150,930 and ~~W~~154,155 for the 2 year and 2.5 year notes, respectively, the amount payable to KT from CGMI would be zero and if the weighted-average quoted share price of SK Telecom shares were to exceed ~~W~~301,860 and ~~W~~308,310 for the 2 year and 2.5 year notes, respectively, then the amount payable to KT from CGMI would be the full value of 500,000 SK Telecom shares based on the weighted-average quoted share price of SK Telecom. In addition, if the weighted-average quoted share price were to fall between the prescribed ceiling and floor amounts, then the amount payable to KT by CGMI would be two times the weighted average quoted share price of SK Telecom shares less ~~W~~301,860 and ~~W~~308,310 for the 2 year and 2.5 year notes, respectively, calculated based on 500,000 SKT shares.

The Company’s investments in the equity-linked securities are recorded at fair value and unrealized holding gains and losses are recorded as a separate component of stockholders’ equity. The equity-linked securities were tested for impairment during 2003 because of the significant decrease of the quoted market value of the SK Telecom shares. As a result of this impairment test, the Company recognized an impairment loss amounting to ~~W~~35,137 million on the equity-linked securities for the year ended December 31, 2003. If the quoted market value of SK Telecom shares continues to decline, the Company may be required to record additional impairment losses. As of December 31, 2003, SK Telecom shares were quoted at ~~W~~199,000 per share, resulting in unrealized loss of ~~W~~34,078 million.

(iii)	Changes in unrealized holding gains (losses)

Changes in unrealized gains (losses) on available-for-sale securities for the year ended December 31, 2003 are summarized as follows:

	Millions
Beginning balance	~~W~~	742,806
Realized gains on disposition of securities		(746,270)
Changes in unrealized gains and losses, net		(40,670)

Net balance at end of year	~~W~~	(44,134)

(b)	Held-to-maturity securities

	Millions
	2002		2003
Current assets:
Government and municipal bonds	~~W~~	218	332

Long-term assets:
Government and municipal bonds	~~W~~	3,239	3,313

KT CORPORATION

Notes to Financial statements, Continued

(9)	Investment in Equity Securities of Affiliated Companies

Investments in affiliated companies accounted for using the equity method as of December 31, 2002 and 2003, are summarized as follows:

	Percentage of ownership (%)		Millions
			2002			2003
	2002	2003	Net asset		Book value	Net asset	Book value
Listed:
KT Freetel Co., Ltd. (“KTF”)	40.3	46.9	~~W~~	1,033,905	2,362,548	1,474,420	2,643,593
KT Hitel Co., Ltd. (“KTH”)	65.9	65.9		138,502	120,377	130,181	131,787
KT Submarine Co., Ltd. (“KTSC”)	36.9	36.9		22,154	21,686	23,311	23,023

Unlisted:
KT Infotech Corporation	15.6	15.6		4,551	4,105	4,350	3,955
Korea Telephone Directory Co., Ltd.	34.0	34.0		8,383	8,383	8,601	8,601
KT Powertel Co. (“KTP”)	45.4	44.9		35,755	35,767	39,148	39,148
KT Solutions Corporation	100.0	100.0		80,126	79,968	76,442	76,401
KT Linkus Co.	93.8	93.8		79,937	76,924	81,047	79,026
KT China Co., Ltd. (“KTCC”)	—	100.0		—	—	1,341	1,341
KT Realty Development and Management Co., Ltd.	19.0	19.0		1,600	1,501	1,964	1,921
Korea Telecom America, Inc. (“KTAI”)	100.0	100.0		2,997	2,997	3,088	3,088
Korea Telecom Philippines, Inc. (“KTPI”)	100.0	100.0		(26,899)	—	(59,544)	—
KT Commerce, Inc.	19.0	19.0		1,119	770	468	257
Mongolian Telecommunications Co.	40.0	40.0		5,693	5,693	4,982	4,982
New Telephone Company (“NTC”)	72.5	72.5		26,310	23,171	41,623	39,311
Korea Telecom Japan Co., Ltd. (“KTJ”)	100.0	100.0		(735)	—	(1,416)	—
Korea Digital Satellite Broadcasting Co. (“KDB”)	15.0	27.4		29,402	29,920	37,156	86,630
Korea Information Data Corp.	19.0	19.0		5,233	5,233	6,864	6,864
Korea Information Service Corp.	19.0	19.0		3,632	3,632	4,552	4,552
KT Instrument & Communication Corp.	19.0	19.0		211	210	309	309
Korea IT Venture Partners Inc.	28.0	28.0		8,529	8,529	9,227	9,227
KBSi Co., Ltd. (formerly, Crezio.com)	32.4	32.4		2,153	2,153	1,386	1,386
Bank Town Co., Ltd.	19.0	19.0		426	408	443	432
eNtoB Corp.	15.6	15.6		1,706	1,706	2,243	2,243

			~~W~~	1,464,690	2,795,681	1,892,186	3,168,077

On March 6, 2003, KTICOM was merged into KTF. This transaction was done by KTF issuing an additional 7,082,476 shares of its common stock to the minority shareholders of KTICOM, which resulted in a decrease in the Company’s equity ownership interest. In addition, during 2003, the Company acquired an additional 15,532,846 shares of KTF for ~~W~~399,996 million, increasing its equity ownership interest to 46.9%.

KTP acquired Anam Telecom Ltd. on February 5, 2003. As a result, the Company’s equity ownership interest decreased to 44.9%.

In March 2003, the Company invested ~~W~~1,245 million in KTCC, which is a wholly-owned subsidiary located in China.

In December 2003, the Company purchased an additional 11,770,000 shares of KDB for ~~W~~82,390 million including ~~W~~49,119 million of goodwill. After making this cash purchase, the Company’s equity ownership interest increased to 27.4%.

KT CORPORATION

Notes to Financial statements, Continued

(9)	Investment in Equity Securities of Affiliated Companies, Continued

Investments in affiliated companies accounted for using the equity method as of December 31, 2002 are as follows:

	Millions
	Cost		Equity in retained earnings (deficit)	Equity income (loss) in 2002	Unrealized valuation gain (loss)	Dividends received in 2002	Disposal or reclassification	Book value
Listed*:
KT Freetel Co., Ltd.	~~W~~	3,063,807	(611,212)	(107,670)	17,623	—	—	2,362,548
KT Hitel Co., Ltd.		67,780	50,049	7,764	(5,216)	—	—	120,377
KT Submarine Co., Ltd.		8,085	11,426	2,189	794	(808)	—	21,686

Unlisted:
KT Infotech Corporation		3,011	5,947	632	(61)	—	(5,424)	4,105
Korea Telephone Directory Co., Ltd.		6,800	1,467	116	—	—	—	8,383
KT ICOM Co., Ltd		838,528	8,850	(380)	—	—	(846,998)	—
KT Powertel Co.		55,135	(20,402)	(1,371)	2,405	—	—	35,767
KT Solutions Corporation		49,800	29,834	334	—	—	—	79,968
KT Linkus Co., Ltd.		50,861	12,306	8,582	5,554	(379)	—	76,924
KT Commerce, Inc.		1,330	—	(560)	—	—	—	770
KT Realty Development and Management Co., Ltd.		760	2,419	188	(2)	—	(1,864)	1,501
Korea Telecom America, Inc.		4,783	(5,068)	293	2,989	—	—	2,997
Korea Telecom Philippines, Inc.		2,481	(2,481)	—	—	—	—	—
Mongolian Telecommunications Co.		3,450	4,677	1,457	(3,692)	(199)	—	5,693
Korea Digital Satellite Broadcasting Co.		49,500	(1,992)	(17,588)	—	—	—	29,920
Korea Information Data Corp.		3,800	306	1,127	—	—	—	5,233
Korea Information Service Corp.		2,850	300	482	—	—	—	3,632
KBSi Co., Ltd.		4,760	(2,014)	(593)	—	—	—	2,153
Bank Town Co., Ltd.		190	17	201	—	—	—	408
eNtoB Corp.		2,500	(639)	(155)	—	—	—	1,706
New Telephone Company		33,064	(552)	4,130	(13,471)	—	—	23,171
Korea Telecom Japan Co., Ltd.		6,586	(3,140)	(3,446)	—	—	—	—
Kookmin Credit Information Inc.		851	(9)	359	—	—	(1,201)	—
KT Instrument & Communication Corp.		95	53	62	—	—	—	210
Korea IT Venture, Inc.		9,000	3,557	(3,365)	(391)	(272)	—	8,529

	~~W~~	4,269,807	(516,301)	(107,212)	6,532	(1,658)	(855,487)	2,795,681

*	The quoted market values (based on closing KOSDAQ prices) of KTF, KTH and KTSC as of December 31, 2002 are ~~W~~2,089,824 million, ~~W~~63,928 million and ~~W~~17,059 million, respectively.

KT CORPORATION

Notes to Financial statements, Continued

(9)	Investment in Equity Securities of Affiliated Companies, Continued

Investments in affiliated companies accounted for using the equity method, as of December 31, 2003 are as follows:

	Millions
	Cost		Equity in retained earnings (deficit)	Equity income (loss) in 2003	Unrealized valuation gain (loss)	Dividends received in 2003	Book value
Listed*:
KT Freetel Co., Ltd.	~~W~~	3,463,803	(720,298)	(163,286)	63,374	—	2,643,593
KT Hitel Co., Ltd.		67,780	57,768	10,336	(4,097)	—	131,787
KT Submarine Co., Ltd.		8,085	12,807	1,741	794	(404)	23,023
Unlisted:
KT Infotech Corporation		3,011	1,155	(170)	19	(60)	3,955
Korea Telephone Directory Co., Ltd.		6,800	1,583	218	—	—	8,601
KT Powertel Co.		55,135	(21,773)	3,356	2,430	—	39,148
KT Solutions Corporation		49,800	30,168	(3,597)	30	—	76,401
KT Linkus Co., Ltd.		50,861	20,509	2,102	5,554	—	79,026
KT Commerce, Inc.		1,330	(576)	(496)	(1)	—	257
KT China Co., Ltd.		1,245	—	144	(48)	—	1,341
KT Realty Development and Management Co., Ltd.		760	743	424	(6)	—	1,921
Korea Telecom America, Inc.		4,783	(4,775)	97	2,983	—	3,088
Korea Telecom Philippines, Inc.		2,481	(2,481)	—	—	—	—
Mongolian Telecommunications - Co.		3,450	5,935	440	(4,348)	(495)	4,982
Korea Digital Satellite Broadcasting Co.		131,890	(19,580)	(25,420)	(260)		86,630
Korea Information Data Corp.		3,800	1,420	1,644	—	—	6,864
Korea Information Service Corp.		2,850	764	904	34	—	4,552
KBSi Co., Ltd.		4,760	(2,607)	(767)	—	—	1,386
Bank Town Co., Ltd.		190	218	24	—	—	432
eNtoB Corp.		2,500	(815)	558	—	—	2,243
New Telephone Company		33,064	3,578	15,470	(12,801)	—	39,311
Korea Telecom Japan Co., Ltd.		6,586	(6,586)	—	—	—	—
KT Instrument & Communication Corp.		95	115	99	—	—	309
Korea IT Venture Partners, Inc.		9,000	(80)	859	(552)	—	9,227

	~~W~~	3,914,059	(642,808)	(155,320)	53,105	(959)	3,168,077

*	The quoted market values (based on closing KOSDAQ prices) of KTF, KTH and KTSC as of December 31, 2003 are ~~W~~1,712,126 million, ~~W~~180,863 million and ~~W~~10,511 million, respectively.

Effective January 1, 2003, KT’s subsidiaries adopted Statement of Korea Accounting Standards No. 3, “Intangible Assets.” In accordance with this standard, the cumulative effect on prior years of this change in the accounting has been credited to the retained earnings. Therefore, under the equity method of accounting, the Company has charged ~~W~~1,530 million of change in the retained earnings of investee companies to retained earnings.

Due to continuous operating losses, the investments in KTPI and KTJ were reduced to nil. As a result, the Company discontinued the use of the equity method of accounting for these investments as the Company does not provide any guarantees or have any commitments to provide additional financial support for these entities.

KT CORPORATION

Notes to Financial statements, Continued

(10)	Transactions and Balances with Affiliated Companies

(a)	Significant transactions which occurred in the normal course of business with affiliated companies for the years ended December 31, 2002 and 2003 are summarized as follows:

	Millions
	2002		2003
Operating revenues	~~W~~	455,112	459,404
Operating expenses		749,590	817,486
Interest income from KTF		884	10,104
Contributions received for losses on universal telecommunication		40,052	44,250
Other income		1,432	7,461

(b)	Significant account balances which occurred in the normal course of business with affiliated companies as of December 31, 2002 and 2003 are summarized as follows:

	Millions
	2002	2003
Trade notes and accounts receivable	26,425	43,876
Accounts receivable - other	337,054	19,180
Convertible notes of KTF	336,789	327,240
Refundable deposits for telephone installation	3,208	1,964
Trade accounts payable	129,364	170,450
Key money deposits	57,529	48,895
Other	20,074	2,090

In December 2002, KT disposed of its equity interest comprising 46,584,905 shares of common stock in KTICOM to KTF at ~~W~~18,227 per share. In March 2003, KT received the remainder of the transaction amounting to ~~W~~312,933 million from KTF.

(c)	As of December 31, 2003, the Company has provided guarantees of the following affiliates’ indebtedness and contract performance as follows:

Affiliated company	Millions
KTSC	~~W~~	53,517
NTC		8,385

	~~W~~	61,902

(11)	Property, Plant and Equipment

(a)	Property, plant and equipment as of December 31, 2002 and 2003 are summarized as follows:

	Millions
	2002		2003
Land	~~W~~	1,002,835	1,002,186
Buildings and structures		3,772,538	3,908,118
Machinery and equipment		27,530,454	28,056,035
Vehicles		58,883	63,809
Tools, furniture and fixtures		1,112,852	1,153,082
Construction in progress		386,661	387,845

		33,864,223	34,571,075
Less accumulated depreciation		(22,054,326)	(23,325,504)

Net property, plant and equipment	~~W~~	11,809,897	11,245,571

KT CORPORATION

Notes to Financial statements, Continued

(11)	Property, Plant and Equipment, Continued

Property, plant and equipment were insured against fire damage up to an amount of ~~W~~504,212 million and ~~W~~651,275 million as of December 31, 2002 and 2003, respectively. Additionally, the Company maintains insurance policies covering loss and liability arising form automobile accidents.

(b)	Officially Declared Value of Land

The officially declared value of land at December 31, 2003, as announced by the Minister of Construction and Transportation, is as follows:

	Millions
	Book value		Declared value
Head office	~~W~~	133,940	304,295
Metropolitan District		388,920	1,695,902
Busan District		95,648	334,566
Jeonnam District		90,121	200,153
Daegu District		115,583	244,699
Chungnam District		47,573	117,997
Jeonbuk District		44,144	100,295
Kangwon District		43,113	72,323
Chungbuk District		28,910	74,298
Cheju District		14,234	29,135

	~~W~~	1,002,186	3,173,663

The officially declared value, which is used for government purposes, is not intended to represent fair value.

(12)	Other Assets

Other assets as of December 31, 2002 and 2003 are summarized as follows:

	Millions
	2002		2003
Deferred income tax asset, net (note 27)	~~W~~	376,285	313,913
Long-term loans to employees		861,480	556,740
Long-term loans (note 19)		39,691	36,137
Leasehold rights and deposits		60,000	99,549
Long-term accounts receivable - trade		48,601	14,538
Long-term accounts receivable - other		7,797	3,869
Intangible assets, net		223,978	247,826
Other		35,847	42,277

	~~W~~	1,653,679	1,314,849

KT CORPORATION

Notes to Financial statements, Continued

(13)	Short-term Borrowings

Short-term borrowings as of December 31, 2002 and 2003 are summarized as follows:

Debt instrument/Lender	Maturity	Interest rate per annum	Millions
			2002		2003
Commercial paper	2004	4.12~4.17%	~~W~~	170,000	250,000
Nong-hyup Bank	2004	4.87%		330,000	—

			~~W~~	500,000	250,000

(14)	Other Current Liabilities

Other current liabilities as of December 31, 2002 and 2003 are summarized as follows:

	Millions
	2002		2003
Key money deposits	~~W~~	127,436	147,395
Dividends payable		1,316	896
Unearned income		5,616	496
Payables from interest swaption (note 24)		1,459	—
Payables from interest swap (note 24)		7,662	16,077
Payables from currency swap (note 24)		—	3,554

	~~W~~	143,489	168,418

(15)	Long-term Debt

Long-term debt as of December 31, 2002 and 2003 is summarized as follows:

	Interest rate per annum	Maturity date	Millions
			2002		2003
Local currency (Won) debt :
Bonds issued	5.00%~9.20%	2004 -2013	~~W~~	4,495,000	4,420,000
Convertible notes	3.00%	2005		1,322,704	1,322,563
Information and Telecommunication Improvement Fund	3.43%~7.25%	2004-2008		93,066	107,275

				5,910,770	5,849,838

Foreign currency (U.S. dollars) debt:
Convertible notes	0.25%	2007		1,593,878	1,483,628
Bonds with warrants	4.30%	2005		600,200	598,900
Yankee bonds	7.50%~7.63%	2006-2007		420,140	419,230
Loans	Libor+0.45%	2005		120,040	239,560
Bonds	Libor+0.80%	2006		—	179,670

				2,734,258	2,920,988

Total				8,645,028	8,770,826
Add : Premium on bonds				11,076	30,239
Less: Current portion, net of discount				1,045,791	1,054,287
Discount on long-term debt				47,823	35,774

			~~W~~	7,562,490	7,711,004

KT CORPORATION

Notes to Financial statements, Continued

(15)	Long-term Debt, Continued

Convertible notes and bonds with warrants issued by the Company are summarized are as follows:

	Issuance date	Issuance amount (millions)		Interest rate per annum	Maturity date
Convertible notes	January 4, 2002	US$	1,318	0.25%	January 4, 2007
Bonds with warrants	January 4, 2002	US$	500	4.30%	January 4, 2005
Convertible notes	May 25, 2002	~~W~~	1,397,349	3.00%	May 25, 2005

Holders of convertible notes issued on January 4, 2002 are entitled to convert notes into shares of the Company’s common stock from January 4, 2003 to January 1, 2007. The exchange price is ~~W~~61,922 per share of common stock, which allowed the bondholders to obtain up to 27,500,099 shares. During 2002 and 2003, due to the early retirement of the convertible notes, the number of shares allowed to the bondholders was reduced to 23,504,885. However, in February 2004, the exchange price was changed to ~~W~~60,588 per share according to the notes covenants requiring the conversion price adjustment upon dividend amounts would increase more than 20%. As a result of the change of exchange price, the number of shares that convertible notes can be converted increased to 24,022,404 shares. These changes are subject to approval at the March 12, 2004 shareholders’ meeting.

Bonds with warrants were issued in connection with a strategic alliance with Microsoft Corp. Holders of bonds with warrants were entitled to exercise the warrants from January 4, 2003 to December 31, 2003. The warrants expired on December 31, 2003 and no warrants had been exercised.

Holders of convertible notes issued on May 25, 2002 are entitled to convert notes into shares of the Company’s common stock from June 25, 2002 to April 25, 2005. The exchange price is ~~W~~59,400 per share of common stock, which allowed the bondholders to obtain up to 23,524,392 shares. During 2002 and 2003, due to early retirement of the convertible notes and 13,149 shares of common stock converted, the number of shares allowed to the bondholders was reduced to 22,265,372 shares. The convertible notes, if not converted, will be redeemed at 104.438% of their principal amount at maturity date. The Company recognizes interest expense on convertible notes using the effective interest method, and amortization of the redemption premium is recorded as long-term accrued interest expense.

On October 14, 2002, the Company purchased and retired convertible notes issued on January 4, 2002 with a face value of US$107,750 thousand and convertible notes issued on May 25, 2002 with a face value of ~~W~~74,000 million for US$116,743 thousand and ~~W~~77,839 million, with a loss on retirement of convertible notes of ~~W~~10,762 million.

On December 18, 2003, the Company purchased and retired convertible notes issued on January 4, 2002 with a face value of US$83,700 thousand for US$85,839 thousand with a gain on retirement of convertible notes of ~~W~~7,441 million.

Aggregate principal maturities for the Company’s long-term debt as of December 31, 2003 are as follows:

Fiscal period ending December 31,	Millions
2004	~~W~~	1,054,287
2005		2,900,132
2006		855,494
2007		2,235,846
2008		525,067
Thereafter		1,200,000

	~~W~~	8,770,826

KT CORPORATION

Notes to Financial statements, Continued

(16)	Refundable Deposits for Telephone Installation

Through September 15, 1998, KT collected deposits for telephone installation in accordance with the Korea Public Telecommunication Business Law. Such deposits (which are reflected as a liability) are to be refunded without interest to the telephone subscribers upon termination of service. For changes in site classifications of telephones that were installed prior to January 1, 1990, KT is obligated to refund the original deposit received plus the increased deposit due to changes in site classifications.

Beginning on September 15, 1998, KT allowed customers to choose between alternative plans for basic telephone service. Under such plan, customers were permitted the option to either place fully refundable deposits or pay a reduced non-refundable service initiation fee. The non-refundable service installation fees were recorded as operating revenues. Refundable deposits continue to be subject to the same provisions as described above. Effective April 15, 2001, all new customers are required to pay a non-refundable service initiation fee.

(17)	Retirement and Severance Benefits

Changes in retirement and severance benefits for the years ended December 31, 2002 and 2003 are summarized as follows:

	Millions
	2002		2003
Estimated severance benefit liability at beginning of year	~~W~~	440,936	654,792
Provision for the year		243,687	1,038,868
Payments		(29,831)	(1,001,154)

Estimated severance benefit liability at end of year		654,792	692,506

Deposit for severance benefit insurance		(320,000)	(494,588)

Net balance at end of year	~~W~~	334,792	197,918

In September 2003, the Company offered a voluntary early retirement plan (the “Plan”) to its employees. Under the terms of the Plan, employees participating in the Plan would receive additional amounts of retirement and severance benefits. For the year ended December 31, 2003, the Company recorded costs of ~~W~~831,535 million related to this Plan covering approximately 5,500 employees (approximately 12% of total employees). The aggregate amounts of normal retirement and severance benefits, previously accrued as retirement and severance benefits liabilities, of the employees electing to retire pursuant to this Plan amounted to ~~W~~110,932 million. Substantially all of these costs were paid during the fourth quarter of 2003.

(18)	Other Long-term Liabilities

Other long-term liabilities as of December 31, 2002 and 2003 are summarized as follows:

	Millions
	2002		2003
Accrual for customer call bonus points	~~W~~	87,967	93,790
Key money deposits from customers		21,989	16,466
Advance receipts		20,383	17,099
Other		17,509	2,577

	~~W~~	147,848	129,932

KT CORPORATION

Notes to Financial statements, Continued

(19)	Assets and Liabilities Denominated in Foreign Currencies

Assets and liabilities denominated in foreign currency as of December 31, 2002 and 2003 are summarized as follows:

	2002			2003
	Foreign currency (USD in thousand)	Won equivalent (in million)		Foreign Currency (USD in thousand)	Won equivalent (in million)
Assets:
Cash and cash equivalents	$57,895	~~W~~	69,497	$26,395	~~W~~	31,616
Trade accounts receivable	176,935		212,392	184,580		221,090
Accounts and notes receivable - other	16,014		19,223	16,012		19,179
Short-term loans	200		240	200		240
Long-term loans	33,064		39,691	30,169		36,137

	$284,108	~~W~~	341,043	$257,356	~~W~~	308,262

Liabilities:
Accounts and notes payable - trade	$100,000	~~W~~	224,839	$200,000	~~W~~	222,085
Long-term debt, including current portion	950,000		1,140,380	1,200,000		1,437,360
Convertible notes	1,210,050		1,593,878	1,126,350		1,483,628

	$2,260,050	~~W~~	2,959,097	$2,526,350	~~W~~	3,143,073

(20)	Common Stock

The composition of holders of common stock as of December 31, 2002 and 2003 are summarized as follows:

	No. of shares owned		Ownership percentage
	2002	2003	2002	2003
Employee Stock Ownership Associations	17,678,198	16,394,226	5.72%	5.76%
National Pension Corporation	7,859,178	9,461,792	2.54%	3.32%
Treasury stock	76,988,771	74,090,974	24.91%	26.01%
Others, including private companies	206,551,512	184,902,408	66.83%	64.91%

	309,077,659	284,849,400	100.00%	100.00%

KT CORPORATION

Notes to Financial statements, Continued

(20)	Common Stock, Continued

Changes in common stock for the years ended December 31, 2002 and 2003 are as follows:

	Number of shares issued	Millions
Balance at January 1, 2002	312,199,659	~~W~~	1,560,998
Retirement of treasury stock on October 9, 2002	3,122,000		—

Balance at December 31, 2002	309,077,659	~~W~~	1,560,998

Retirement of treasure stock on January 6, 2003	15,454,659		—
Retirement of treasure stock on June 20, 2003	2,937,000		—
Retirement of treasure stock on December 9, 2003	5,836,600		—

Balance at December 31, 2003	284,849,400	~~W~~	1,560,998

As allowed by the Securities Exchange Law of the Republic of Korea, the Company retired its treasury shares by a charge to retained earnings rather than its common stock.

(21)	Capital Surplus

Capital surplus as of December 31, 2002 and 2003 is summarized as follows:

	Millions
	2002		2003
Paid-in capital in excess of par value	~~W~~	1,440,258	1,440,258

	~~W~~	1,440,258	1,440,258

(22)	Appropriated Retained Earnings

Retained earnings appropriated to various restricted reserves as of December 31, 2002 and 2003 are summarized as follows:

	Millions
	2002		2003
Involuntary reserve:
Legal reserve	~~W~~	780,499	780,499
Voluntary reserve:
Reserve for business rationalization		193,101	443,416
Reserve for technology and human resource development		6,667	3,334
Reserve for social overhead capital		23,333	3,333
Reserve for business expansion		5,230,718	6,587,325
Reserve for redemption of telephone bonds		207,947	207,947

	~~W~~	6,442,265	8,025,854

Retained earnings appropriated to legal reserve are restricted in use as cash dividends under the applicable laws and regulations of the Republic of Korea. The Korean Commercial Code requires the Company to appropriate to a legal reserve an amount equal to at least 10% of the cash dividend amount at the end of the year for each accounting period until the reserve equals 50% of stated capital. The legal reserve may be used to reduce a deficit or may be transferred to stated capital.

KT CORPORATION

Notes to Financial statements, Continued

(22)	Appropriated Retained Earnings, Continued

The Company is allowed to appropriate from retained earnings amounts necessary to establish reserves for business expansion and research and development at its own discretion. These reserves may be used for research, development and facilities expansion of the Company.

Under the Special Tax Treatment Control Law, the Company is allowed to make certain deductions from taxable income. However, the Company is required to appropriate retained earnings in the amount of tax benefits obtained and transfer such amount into reserves for social overhead capital and technology and human resources development.

Through 2001, under the Special Tax Treatment Control Law, investment tax credits were allowed for certain investments. However, the Company was required to transfer from retained earnings the amount of tax benefits obtained into a reserve for business rationalization. Effective December 11, 2002, the Company is no longer required to establish a reserve for business rationalization despite tax benefits received for certain investments, and consequently the existing balance is now regarded as a voluntary reserve.

Due to the adoption of Statement of Korea Accounting Standards No. 6, “Events Occurring After the Balance Sheet Date,” appropriated retained earnings as of December 31, 2002 decreased by ~~W~~1,583,589 million, the amount of appropriations declared by the Company but not yet approved by the shareholders’ meeting. In March 2003, the shareholders’ meeting approved this appropriation. As a result, under this standard, this amount was recorded during 2003.

(23)	Treasury Stock

(a)	Trust fund

During the first half of 2000, in order to stabilize the price of the Company’s common stock in the market, the Company established a treasury stock fund of ~~W~~100 billion. This trust fund is managed by a bank, which is used primarily as a vehicle for trading the common stock shares of the Company. The trust fund (which is recorded at cost) held treasury stock of 1,250,330 shares and 1,259,170 shares as of December 31, 2002 and 2003, respectively.

(b)	Issuance to the notes holders

During 2003, certain holders of convertible notes (as described in note 15), which were issued on May 25, 2002, converted their notes into shares of the Company’s common stock. As part of this transaction, 2,356 shares of treasury stock were issued to the note holders.

(c)	Purchase and retirement of treasury stock

The Company and SK Telecom agreed to an equity swap on December 20, 2002, under which each company sold all of the other’s equity shares it held in the other. According to the agreement, the Company exchanged 4,457,635 shares of SK Telecom for 15,454,659 shares of the Company’s common stock and cash of ~~W~~211,868 million on December 30, 2002 and retired these treasury stock for ~~W~~786,666 million by a charge to retained earnings on January 6, 2003. In addition, on January 10, 2003, the Company exchanged 3,809,288 shares of SK Telecom for 14,353,674 shares of the Company’s common stock amounting ~~W~~730,704 million and cash of ~~W~~122,679 million.

During 2003, the Company initiated a stock buyback and retirement program approved by the Board of Directors. The Company reacquired 8,773,600 shares of treasury stock during 2003 and retired these treasury shares amounting to ~~W~~411,833 million by a charge to retained earnings. As of December 31, 2003, no amounts under the stock buyback and retirement programs are outstanding.

KT CORPORATION

Notes to Financial statements, Continued

(23)	Treasury Stock, Continued

(d)	Sale and contribution to Employee Stock Ownership Association

On August 28, 2003, the Company sold 1,803,296 shares of treasury stock to the KT employee stock ownership association (“ESOA”) and the difference between the fair value and the sales proceeds of ~~W~~40,754 million was expensed.

Changes in treasury stock for the year ended December 31, 2003 were as follows:

	Number of shares	Millions
Balance at December 31, 2002	76,988,771	~~W~~	4,112,225

Purchase of the Company’s common stock	23,127,274		1,142,537
Issuance to convertible note holders	(2,356)		(127)
Purchase by trust fund, net	8,840		414
Retirement of treasury stock	(24,228,259)		(1,198,499)
Sale and contribution to ESOA	(1,803,296)		(93,952)

Balance at December 31, 2003	74,090,974	~~W~~	3,962,598

(24)	Commitments and Contingencies

(a)	Legal matters

On February 20, 2001, the Fair Trade Commission issued a cease and desist order prohibiting the Company from engaging in any activity amounting to an unfair intra-group transaction, claiming that certain of the transactions with the affiliates were in violation of the Fair Trade Laws. The Fair Trade Commission alleged that the Company had unfairly assisted the affiliates by paying them unreasonably high service fees. The Fair Trade Commission imposed a fine of approximately ~~W~~30 billion, and the Company made a provision of ~~W~~30 billion for this claim during 2001. On July 9, 2001, the Korean Fair Trade Commission rejected the Company’s appeal. The Company filed a second appeal in the Seoul High Court and intends to continue to seek redress in the courts. The case is still pending as of December 31, 2003.

In October 2000, approximately 4,500 of the former and current employees who had previously been employed by the MIC and transferred to the Company in 1981 filed a lawsuit against the Company claiming that the Company owes them an additional ~~W~~27 billion for retirement and severance benefits. The claim was that the Company should have given them full credit for their military service, whereas the Company believed that the Company was in compliance with the laws in effect at that time. In July 2002, the Seoul District Court held in favor of the claimants. However, on July 7, 2003, the Seoul High Court reversed the Seoul District Court’s decision and ruled in favor of the Company. The case was appealed to the Supreme Court of Korea on October 8, 2003 by the plaintiffs and is still pending as of December 31, 2003. Consistent with prior year, the Company has not recorded an accrual for this matter.

The Company is also in litigation as a defendant in other cases for damages allegedly resulting from various claims, disputes and legal actions in the normal course of operations. These claims amounted to ~~W~~82,287 million and ~~W~~64,141 million as of December 31, 2002 and 2003, respectively. The Company accrued ~~W~~11,240 million as contingent liabilities related to the claims as of December 31, 2003. Management believes that the ultimate settlement of these matters, and the matters described in the previous paragraphs, will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

KT CORPORATION

Notes to Financial statements, Continued

(24)	Commitments and Contingencies, Continued

(b)	As of December 31, 2003, the Company guarantees lease payables of Hanwha S&C to KT Rental amounting ~~W~~6,965 million.

(c)	The Company established a labor welfare fund as a separate entity and contributed ~~W~~50,000 million and ~~W~~100,000 million in 2002 and 2003, respectively. In addition, the Company committed to contribute ~~W~~100,000 million for 2004.

(d)	Interest rate swaption

The Company entered into interest rate swaption contracts with Citibank for variable rates of interest in place of fixed rates of interest in 2002. Details of interest rate swaption contracts outstanding as of December 31, 2003 are as follows:

Bank	Swaption premium (millions)		Fixed interest rate (3 months)	Variable interest rate (3 months)	Exercise date	Type
Citi Bank	~~W~~	1,913	1.975%	91-day CD rate	April, 25 2005	Selling

Under the interest swaption contracts, the Company recognized a valuation loss of ~~W~~(454) million and a valuation gain of ~~W~~2,448 million for the years ended December 31, 2002 and 2003, respectively.

(e)	Interest rate swap

During 2003, the Company entered into various interest rate swap contracts with financial institutions for variable rates of interest in place of fixed rates of interest.

Details of interest rate swap contracts outstanding as of December 31, 2003 are as follows:

Bank	Nominal premium (millions)	Fixed amount (millions)		Fixed interest rate (1 year)	Variable interest rate	Terminal date
J.P. Morgan	$1.6	US$	150	7.500%	6-month Libor+4.320%	June 1, 2006
J.P. Morgan	$0.5	US$	200	7.625%	6-month Libor+4.610%	April 15, 2007
J.P. Morgan	—	~~W~~	110,000	5.290%	3-month Libor+1.470%	April 30, 2008
J.P. Morgan	—	~~W~~	90,000	5.810%	3-month Libor +2.470% +Contingent spread	December 30, 2004
J.P. Morgan	—	~~W~~	90,000	5.980%	3-month Libor +2.470% +Contingent spread	December 30, 2004
Citi Bank	—	~~W~~	110,000	5.290%	3-month Libor+1.470%	April 30, 2008
Shinhan Bank	—	~~W~~	180,000	6.350%	3 month Libor+2.470% +Contingent spread	September 30, 2007

Under the interest rate swap contracts, the Company recognized a valuation loss and gain of ~~W~~(2,253) million and ~~W~~16,442 million, respectively, for the year ended December 31, 2002, and a valuation loss and gain of ~~W~~(13,645) million and ~~W~~222 million, respectively, for the year ended December 31, 2003. In addition, the Company settled two contracts before the terminal date and recognized a transaction gain of ~~W~~8,170 million in 2003.

KT CORPORATION

Notes to Financial statements, Continued

(24)	Commitments and Contingencies, Continued

(f)	Currency swap

The Company entered into two currency swap contracts for principal and interest denominated in Korean won in place of principal and interest of long-term debt denominated in U.S. dollars in June 2003.

Details of currency swap contracts outstanding as of December 31, 2003 are as follows:

Bank	Contract amount (millions)	Fixed amount (millions)		Interest rate	Interest rate	Terminal date
J.P. Morgan	$50	~~W~~	59,750	4.3% (US$) per year	6.71% (Won) per year	January 3, 2005
J.P. Morgan	$150	~~W~~	179,760	3-month Libor+ 0.80%(US$)	3-month Libor+2.64%(Won)	January 23, 2006

Under the currency swap contracts, the Company recognized a valuation loss of ~~W~~2,429 million for the year ended December 31, 2003.

(g)	Interest currency swap

The Company entered into five interest currency swap contracts with financial institiutions for principal and the fixed rate of interest denominated in Korean won in place of principal and the variable rate of interest of long-term debt denominated in U.S. dollars in October 2003. The principal amounts in Korean won will be adjusted according to the foreign exchange rate of the terminal date within certain ranges.

Details of interest currency swap contracts outstanding as of December 31, 2003 are as follows:

Bank	Contract amount (millions)	Amount (millions)		Fixed interest rate (1 year)	Variable interest rate (6 months)	Terminal date
J.P. Morgan	$50	~~W~~	55,000 ~ 60,000	4.3% (US$)	Libor+4.55%(Won)	January 3, 2005
Citi Bank	$25	~~W~~	27,500 ~ 30,000	4.3% (US$)	Libor+4.45%(Won)	January 3, 2005
UBS Bank	$25	~~W~~	27,500 ~ 30,000	4.3% (US$)	Libor+4.45%(Won)	January 3, 2005
Deutsche Bank	$50	~~W~~	55,000 ~ 60,000	4.3% (US$)	Libor+4.57%(Won)	January 3, 2005
Shinhan Bank	$50	~~W~~	55,000 ~ 60,000	4.3% (US$)	Libor+4.45%(Won)	January 3, 2005

Under the interest currency swap contracts, the Company recognized a valuation gain of ~~W~~5,083 million for the year ended December 31, 2003.

(h)	Loans and Borrowings

As of December 31, 2003, the Company has entered into bank overdraft agreements with two banks for borrowings up to ~~W~~400,000 million and a collection agreement for foreign currency denominated checks up to US$1 million with Korea Exchange Bank. In addition, the Company has received letter of credits up to US$35 million with three banks.

(i)	Guarantee Provided by a Third Party

The Company is provided the guarantees covering contract biddings up to US$57,910 thousand and ~~W~~25,822 million by three banks.

KT CORPORATION

Notes to Financial statements, Continued

(24)	Commitments and Contingencies, Continued

(j)	Lease

The Company leases machinery and equipment from GE Capital Korea Ltd. As of December 31, 2003, future minimum lease payments under the capital leases are ~~W~~3,465 million and will be paid ~~W~~693 million for each year from 2004 to 2008. The carrying value of machinery and equipment and related accumulated depreciation recorded under capital leases are ~~W~~3,167 million and ~~W~~312 million, respectively.

(25)	Operating Revenues

Operating revenues for the years ended December 31, 2002 and 2003 are as follows:

	Millions
	2002		2003
Internet services	~~W~~	2,000,418	2,383,058
Data communication services		209,740	184,539
Rental income from wire and other facilities		1,388,558	1,252,484
Telephone services		7,118,084	6,786,753
Wireless services		638,475	716,016
Satellite services		124,247	120,269
System integration services		258,203	115,480
Real estate rental services		37,404	48,356
Other		86,480	93,605

		11,861,609	11,700,560

Less: sales allowances and discounts		(115,366)	(126,011)

	~~W~~	11,746,243	11,574,549

Starting from January 1, 2003, revenues from real estate rental services are accounted for as operating revenues. For comparative purposes, revenues from real estate rental services which were accounted for as other income in 2002 are reclassified into operating revenues.

(26)	Operating Expenses

Operating expenses for the years ended December 31, 2002 and 2003 are as follows:

	Millions
	2002		2003
Salaries and wages	~~W~~	1,944,696	1,793,867
Compensation expense (note 30)		103	5,376
Provision for retirement and severance benefits, including early retirement payments (note 17)		243,687	1,038,868
Employee benefits		568,776	546,394
Communications		42,715	41,895
Utilities		123,063	138,682
Taxes and dues		84,983	88,668
Rent		76,992	47,428
Depreciation		2,662,653	2,457,584
Amortization		51,784	56,715
Repairs and maintenance		327,337	373,541
Automobile maintenance		20,735	18,365
Commissions		572,056	613,200
Advertising		157,096	152,782
Education and training		52,046	50,867

KT CORPORATION

Notes to Financial statements, Continued

(26)	Operating Expenses, Continued

Operating expenses for the years ended December 31, 2002 and 2003 are as follows:

	Millions
	2002		2003
Research and development		233,027	232,180
Travel		31,562	30,655
Supplies		33,490	32,305
Interconnection charges		1,186,065	1,025,216
Cost of PCS handsets sold		278,671	275,902
Charges for PCS network		163,620	208,038
Cost of miscellaneous services		269,177	229,668
International line usage		177,926	185,448
Commissions for system integration service		253,992	113,607
Promotion		223,813	235,621
Sales commission		71,841	108,792
Provision for doubtful accounts		156,464	301,107
Other		50,204	48,620

Less: amounts included in construction in progress		143,795	119,986

	~~W~~	9,914,779	10,331,405

In September 2003, the Company offered a voluntary early retirement plan (the “Plan”) to its employees. Under the terms of the Plan, employees participating in the Plan would receive additional amounts of retirement and severance benefits. For the year ended December 31, 2003, the Company recorded costs of ~~W~~831,535 million related to this Plan covering approximately 5,500 employees (approximately 12% of total employees). The aggregate amounts of normal retirement and severance benefits, previously accrued as retirement and severance benefits liabilities, of the employees electing to retire pursuant to this Plan amounted to ~~W~~110,932 million. Substantially all of these costs were paid during the fourth quarter of 2003.

(27)	Income Taxes

(a)	The Company is subject to a number of income taxes based upon taxable income which results in the following normal tax rates (including resident tax):

Taxable earnings	Prior to 2005	Thereafter
Up to ~~W~~100 million	16.5%	14.3%
Over ~~W~~100 million	29.7%	27.5%

In December 2003, the Korean government reduced the corporate income tax rate beginning in 2005. Specifically, effective from January 1, 2005, the income tax rate will be reduced from 29.7% to 27.5%. As a result, a change in deferred income taxes of ~~W~~32,985 million is charged to current income tax expense for the year ended December 31, 2003.

The components of income tax expense for the years ended December 31, 2002 and 2003 are as follows:

	Millions
	2002		2003
Current income tax expense	~~W~~	496,114	384,922
Deferred income tax expense		155,687	74,681

	W	651,801	459,603

KT CORPORATION

Notes to Financial statements, Continued

(27)	Income Taxes, Continued

(b)	The provision for income taxes calculated using the normal tax rates differs from the actual provision for the years ended December 31, 2002 and 2003 for the following reasons:

	Millions
	2002		2003
Provision for income taxes at normal tax rates	~~W~~	776,839	383,032
Tax effect of prior years income tax additional payment (refund)		(1,566)	18,365
Tax effect of permanent differences, net		17,858	43,680
Effect of tax rate change		—	32,985
Investment tax credit		(141,330)	(152,041)
Impairment of deferred tax asset		—	133,582

Actual provision for income taxes	~~W~~	651,801	459,603

The effective tax rates, after adjustments for certain differences between amounts reported for financial accounting and income tax purposes, were approximately 24.9% and 35.6% for the years ended December 31, 2002 and 2003, respectively.

(c)	The tax effects of temporary differences that result in significant portions of deferred income tax assets and liabilities as of December 31, 2002 and 2003 are presented below:

	Millions
	2002		2003
Deferred income tax assets:
Retirement and severance benefits	~~W~~	22,597	3,182
Allowance for doubtful accounts		80,338	124,705
Refundable deposits for telephone installation		26,505	20,022
Investment securities		226,673	266,226
Tax credit carryforwards		43,214	—
Other, net		20,094	66,312

Total deferred income tax assets		419,421	480,447

Deferred income tax liabilities:
Accumulated depreciation		42,373	30,784
Accrued interest income		763	2,168

Total deferred income tax liabilities		43,136	32,952

Valuation allowance		—	133,582

Net deferred income tax asset	~~W~~	376,285	313,913

During 2003, the Company concluded that it was not probable that it would be able to realize the tax benefit of its equity in losses of affiliates and, therefore, wrote off the related deferred income tax assets in the amount of ~~W~~133,582 million by a charge to deferred income tax expense.

During 2003, the Korea National Tax Service initiated a tax audit of the Company for the periods from 1998 to 2002. In September 2003, the Company received a final notice from the Korean tax authorities asserting income tax deficiencies. As a result of the tax audit, the Company paid ~~W~~67,410 million which consisted of ~~W~~1,639 million of deferred income tax asset and ~~W~~65,771 million of prior year’s income tax expense for the year ended December 31, 2003.

KT CORPORATION

Notes to Financial statements, Continued

(28)	Earnings Per Share

Earnings per share of common stock for the years ended December 31, 2002 and 2003 are calculated as follows:

(a)	Basic earnings per share

	Millions (except number of shares and earnings per share)
	2002		2003
Net earnings	~~W~~	1,963,817	830,066
Weighted-average number of shares common stock (in thousands)		259,450	216,106

Basic earnings per share (in won)	~~W~~	7,569	3,841

(b)	Diluted earnings per share

	Millions (except number of shares and earnings per share)
	2002		2003
Net earnings	~~W~~	1,963,817	830,066
Adjustments:
Interest expense on convertible notes		34,070	51,373

Net earnings available for common and common equivalent shares		1,997,887	881,439
Weighted-average number of common and common equivalent shares (in thousands)		300,097	263,556

Diluted earnings per share (in Won)	~~W~~	6,657	3,344

Diluted earnings per share are calculated based on the effect of potentially dilutive securities that were outstanding during the year. The denominator for the diluted earnings per share computation is adjusted to include the number of additional common shares that would have been outstanding if the potentially dilutive securities had been converted into common stock. In addition, the numerator is adjusted to include the after-tax amount of interest recognized associated with convertible notes.

Potentially dilutive securities as of December 31, 2002 and 2003 are as follows:

	Potentially dilutive shares (thousands)
	2002	2003
Convertible notes (note 15)	47,520	45,770
Stock options (note 30)	680	616
Bonds with warrants (note 15)	9,270	—

Stock options and bonds with warrants did not enter into the determination of diluted earnings per share in 2002 and 2003 because of the lack of an anti-dilutive effect on the exercise of warrants.

KT CORPORATION

Notes to Financial statements, Continued

(29)	Dividends

Dividends are generally proposed based on each year’s earnings and are declared, recorded and paid in the subsequent year. Dividends relating to each of the following year’s earnings based upon the par value of common stock are as follows:

	Rate		Won (millions)
	2002	2003	2002		2003
Dividends proposed	17.2%	40.0%	~~W~~	212,887	421,517

Proposed dividends of ~~W~~421,517 million were not recorded in the 2003 financial statements. They will be recorded upon the approval by the shareholders in 2004.

(30)	Stock Options

The Company granted stock options to its executive officers and directors in accordance with the stock option plan approved by the Board of Directors. The details of the stock options granted are as follows:

	1st Grant	2nd Grant	3rd Grant
Grant date	December 26, 2002	September 16, 2003	December 12, 2003
Exercise price	~~W~~70,000 per share	~~W~~57,000 per share	~~W~~65,000 per share
Number of shares	474,067 shares	36,400 shares	106,141 shares
Exercise period	December 27, 2004 ~ December 26, 2009	September 17, 2005 ~ September 16, 2010	December 13, 2005 ~ December 12, 2010
Valuation method	Fair value based method (Black-Scholes model)	Fair value based method (Black-Scholes model)	Fair value based method (Black-Scholes model)

The first grant of stock options consisted of 680,000 shares of common stock, including 220,000 shares under performance condition at the option price of ~~W~~70,000 per share. However, the number of stock options decreased to 474,067 shares and the total cost of compensation from ~~W~~12,590 million to ~~W~~10,602 million because of the resignation of a number of officers.

The options are fully vested upon completion of two years mandatory service periods starting from the grant dates. The first and third granted option holders can exercise one third of total options annually from 2004 and 2005, respectively. The second granted options holders can exercise total options when the options are vested.

The Company adopted the fair value based method (Black-Scholes model) for the calculation of compensation costs which are amortized to expense over the option vesting periods.

The valuation assumptions of stock options based on the fair value method under the Black-Scholes model are as follows:

	1st Grant	2nd Grant	3rd Grant
Risk free interest rate:	5.46%	4.45%	5.09%
Expected option life:	4.5 years to 5.5 years	4.5 years	4.5 years to 5.5 years
Expected volatility:	49.07% ~ 49.90%	34.49%	31.26% ~ 33.90%
Expected dividend yield ratio:	1.10%	1.57%	1.57%
Fair value per option (in Won):	~~W~~22,364	~~W~~12,443	~~W~~10,926
Total compensation cost (in millions):	~~W~~10,602	~~W~~453	~~W~~1,160

KT CORPORATION

Notes to Financial statements, Continued

(30)	Stock Options, Continued

Changes in the total cost of compensation for the year ended December 31, 2003 are summarized as follows:

	Millions
Total cost of compensation	~~W~~	12,215
Accumulated cost recognized in prior years		(103)
Cost recognized for the year		(5,376)

Cost recognized in future year	~~W~~	6,736

(31)	Non-cash Financing and Investing Activities

Significant non-cash investing activities for the year ended December 31, 2003 are summarized as follows:

	Millions
Available-for-sale securities transferred to treasury stock	~~W~~	730,704
Inventory transferred to property, plant and equipment		85,382
Change in unrealized gains on available-for-sale securities		786,940
Unrealized gains on equity securities of affiliates		46,573
Construction in progress transferred to property, plant and equipment		1,967,690

(32)	Contribution Payments for Research and Development

The Company made donations of ~~W~~69,314 million and ~~W~~63,407 million to the Korean government (Information and Telecommunication Improvement Fund), the Korea Electronic Telecommunication Research Institute (ETRI), and other institutes for the years ended December 31, 2002 and 2003, respectively.

(33)	Contributions Received for Losses on Universal Telecommunications Services

Starting on January 1, 2000, all telecommunications service providers must contribute towards the supply of universal telecommunications services in Korea. Telecommunications service providers designated as universal service providers by the MIC are required to provide universal telecommunications services, including local services, local public telephone services, telecommunications services for remote islands and wireless communication services for ships. The Company has been designated a universal service provider. The losses incurred by universal service providers in connection with providing these universal telecommunications services are to be apportioned among the service providers based on their respective annual revenues. For the years ended December 31, 2002 and 2003, amounts reimbursed to the Company were ~~W~~143,199 million and ~~W~~66,065 million, respectively.

(34)	Fourth Quarter Information (Unaudited)

Operating revenues, operating income, net earnings and basic earnings per share for the three-month periods ended December 31, 2002 and 2003 are as follows:

	Millions (except per share data)
	2002		2003
Operating revenues	~~W~~	3,031,432	2,862,822
Operating income		158,703	389,171
Net earnings		668,261	81,581
Basic earnings per share		2,703	382

KT CORPORATION

Notes to Financial statements, Continued

(35)	Economic Environment

In common with other Asian countries, the economic environment in the Republic of Korea continues to be volatile. In addition, the Korean government and the private sector continue to implement structural reforms to historical business practices including corporate governance. The Company may be either directly or indirectly affected by these economic conditions and the reform program described above. The accompanying financial statements reflect management’s assessment of the impact to date of the economic environment on the financial position and results of operations of the Company. Actual results may differ materially from management’s current assessment.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 21, 2004

KT Corporation

By:	/s/ Wha Joon Cho
Name:	Wha Joon Cho
Title:	Managing Director